EXHIBIT 99.2

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended March 31, 2002
(Dollars in Thousands)
(Unaudited)

FIXED CHARGES:
Interest Expense	$45,301
Amortization of Debt Premium,
Discount and Expense	(20)
Interest Component of Rentals	12

Total Fixed Charges	$45,293

EARNINGS:
Net Income	$57,401
Add:
Income Taxes Applicable to Utility Operating Income	38,444
Income Taxes Applicable to Non-Utility Operating Income	(696)
Income Taxes Applicable to Other Income (Expenses)-Net	2,196
Total Fixed Charges	45,293

Total Earnings	$142,638

Ratio of Earnings to Fixed Charges	3.1